Filed Pursuant to Rule 424(b)(3)

Registration No. 333-170298

AMERICAN REALTY CAPITAL TRUST III, INC.
SUPPLEMENT NO. 7, DATED MARCH 28, 2012,
TO THE PROSPECTUS, DATED MARCH 31, 2011

This prospectus supplement (this “Supplement No. 7”) is part of the prospectus of American Realty Capital Trust III, Inc. (the “Company” or “we”), dated March 31, 2011 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 10, 2011 (“Supplement No. 1”), Supplement No. 2, dated August 19, 2011 (“Supplement No. 2”), Supplement No. 3, dated September 7, 2011, Supplement No. 4, dated October 6, 2011 (“Supplement No. 4”), Supplement No. 5, dated November 14, 2011 (“Supplement No. 5”) and Supplement No. 6, dated March 8, 2012 (“Supplement No. 6”). This Supplement No. 7 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6, and should be read in conjunction with the Prospectus. This Supplement No. 7 will be delivered with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6.

The purpose of this Supplement No. 7 is to, among other things:

•	update the disclosure relating to operating information, including the status of the offering and the shares currently available for sale; and

•	update the disclosure relating to recent changes in management.

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 150.0 million shares of common stock on March 31, 2011. On August 10, 2011, we raised total gross proceeds in the amount of approximately $2.0 million, sufficient to break escrow, broke escrow and issued approximately 0.2 million shares of common stock to our initial investors who were admitted as stockholders. On December 5, 2011, we raised in excess of $75.0 million in aggregate gross proceeds from all investors for shares of our common stock. Accordingly, we are now accepting subscriptions from all states where we have cleared, including subscriptions from residents of Pennsylvania.

As of March 15, 2012, we had acquired 83 single tenant, free standing properties which were 100% leased as of such date. As of March 15, 2012, we had total real estate investments, at cost, of $216.2 million. As of December 31, 2011, we had incurred, cumulatively to that date, approximately $15.9 million in selling commissions, dealer manager fees and other organizational and offering costs for the sale of our common stock and approximately $2.0 million for acquisition costs related to our portfolio of properties.

We will offer shares of our common stock until June 30, 2013, unless the offering is extended in common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan (“DRIP”) for sale in our primary offering).

Shares Currently Available for Sale

As of March 15, 2012, there were 23.2 million shares of our common stock outstanding, including restricted stock and shares issued under the DRIP. As of March 15, 2012 there were 126.9 million shares of our common stock available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Management Updates

As part of management’s ongoing effort to minimize potential conflicts of interests amongst American Realty Capital-sponsored net lease programs, which may compete with the Company for acquisition opportunities, Robert H. Burns resigned as a member of the board of directors of the Company effective March 1, 2012 and was appointed to the board of American Realty Capital Healthcare Trust, Inc., a non-traded REIT sponsored by an affiliate of our sponsor.

Simultaneous with Mr. Burns’ resignation, the board of directors of the Company appointed Edward G. Rendell as a member of the board of directors and Audit Committee in accordance with the terms of the Company’s Bylaws.

In addition, on February 3, 2012, the board of directors of the Company appointed each of Scott J. Bowman and Edward M. Weil, Jr. to the Company’s board of directors in accordance with the terms of the Company’s Bylaws.

Questions and Answers about this Offering

The following disclosure replaces in its entirety the section entitled, “What is the experience of your principal executive officers?” found on page 3 of the Prospectus under the heading “Prospectus Summary.”

“Our real estate team is led by seasoned professionals who have institutional experience investing through various real estate cycles. Our chief executive officer has more than 23 years of real estate experience and our president, chief operating officer, treasurer and secretary has more than nine years of real estate experience. In addition, our chief investment officer has almost 20 years of real estate experience and our chief financial officer has 11 years of real estate experience.”

Risk Factors

The following disclosure replaces in its entirety the first sentence of the risk factor on page 23 of the Prospectus under the heading “If our advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment.”

“Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our advisor, including Nicholas S. Schorsch and Edward M. Weil, Jr., each of whom would be difficult to replace.”

The following disclosure replaces in its entirety the fourth sentence of the risk factor on page 23 of the Prospectus under the heading “If our advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment.”

“Further, we do not intend to separately maintain key person life insurance on Messrs. Schorsch or Weil or any other person.”

The following disclosure replaces in its entirety the first sentence of the risk factor on page 26 of the Prospectus under the heading “Our officers and directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you.”

“Certain of our executive officers, including Nicholas S. Schorsch, who also serves as the chairman of our board of directors, and Edward M. Weil, Jr., president, chief operating officer, treasurer and secretary, also are officers of our advisor, our property manager, our dealer manager and other affiliated entities, including the other real estate programs sponsored by ARC.”

Management

Executive Officers and Directors

The following disclosure replaces in its entirety the table under the section entitled “Management – Executive Officers and Directors” on page 62 of the Prospectus.

“Name	Age	Position(s)
Nicholas S. Schorsch	51	Chairman of the Board of Directors and Chief Executive Officer
Edward M. Weil, Jr.	45	President, Chief Operating Officer, Treasurer, Secretary and Director
Peter M. Budko	52	Executive Vice President
Brian S. Block	40	Executive Vice President and Chief Financial Officer
Edward G. Rendell	68	Independent Director
Scott Bowman	55	Independent Director
David Gong	62	Independent Director”

The biography for William M. Kahane on page 63 of the Prospectus under the heading “Management – Executive Officers and Directors” is hereby deleted in its entirety.

The following disclosure replaces in its entirety the biography for Edward M. Weil, Jr. found on pages 64-65 of the Prospectus under the heading “Management – Executive Officers and Directors.”

“Edward M. Weil, Jr. has served as president, chief operating officer, and treasurer of our company since March 2012 and has served as secretary since our formation in August 2010. Mr. Weil also served as executive vice president from August 2010 until March 2012. He has also served as an executive officer of our advisor and property manager since March 2012. Mr. Weil served as an executive officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 through March 2012. Mr. Weil has served as an executive officer of NYRR, the NYRR property manager and the NYRR advisor since their formation in October 2009. Mr. Weil has served as an executive officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Weil has served as an executive officer, and, beginning in March 2012, a director, of ARC DNAV, and has served as an executive officer of the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Weil has served as an executive officer, and, beginning in March 2012, a director, of ARCP since its formation in December 2010 and has served as an executive officer of the ARCP advisor since its formation in November 2010. Mr. Weil has been a director and an executive officer of ARC Global DNAV, the ARC Global DNAV advisor and the ARC Global DNAV property manager since their formation in July 2011, July 2011 and January 2012, respectively. Mr. Weil has been the chief executive officer of Realty Capital Securities, LLC, our dealer manager, since December 2010. Mr. Weil was formerly the Senior Vice President of Sales and Leasing for American Financial Realty Trust (AFRT, from April 2004 to October 2006), where he was responsible for the disposition and leasing activity for a 33 million square foot portfolio of properties. Under the direction of Mr. Weil, his department was the sole contributor in the increase of occupancy and portfolio revenue through the sales of over 200 properties and the leasing of over 2.2 million square feet, averaging 325,000 square feet of newly executed leases per quarter. After working at AFRT, from October 2006 to May 2007, Mr. Weil was managing director of Milestone Partners Limited and prior to joining AFRT, from 1987 to April 2004, Mr. Weil was president of Plymouth Pump & Systems Co. Mr. Weil attended George Washington University. Mr. Weil holds FINRA Series 7, 24 and 63 licenses. We believe that Mr. Weil’s current experience as an executive officer of NYRR, ARC RCA, ARC DNAV, ARCP, and ARC Global DNAV, his previous experience as senior vice president at AFRT, and his real estate experience make him well qualified to serve on our board of directors.”

The following disclosure replaces in its entirety the biography for Robert H. Burns found on page 65 of the Prospectus under the heading “Management – Executive Officers and Directors.”

“Edward G. Rendell was appointed as an independent director of our company in March 2012. Governor Rendell served as the 45th Governor of the Commonwealth of Pennsylvania from January 2003 through January 2011. Gov. Rendell also serves as an independent director of ARCP since July 2011, ARC HT from January 2011 to March 2012 and BDCA since January 2011. As the Governor of the Commonwealth of Pennsylvania, he served as the chief executive of the nation’s 6th most populous state and oversaw a budget of $28.3 billion. He also served as the Mayor of Philadelphia from January 1992 through January 2000. As the Mayor of Philadelphia, he eliminated a $250 million deficit, balanced the city’s budget and generated five consecutive budget surpluses. He was also the General Chairperson of the National Democratic Committee from November 1999 through February 2001. Governor Rendell served as the District Attorney of Philadelphia from January 1978 through January 1986. In 1986 he was a candidate for governor of the Commonwealth of Pennsylvania. In 1987, he was a candidate for the mayor of Philadelphia. From 1988 through 1991, Governor Rendell was an attorney at the law firm of Mesirov, Gelman and Jaffe. From 2000 through 2002, Governor Rendell was an attorney at the law firm of Ballard Sphar. Governor Rendell worked on several real estate transactions as an attorney in private practice. An Army veteran, Governor Rendell holds a B.A. from the University of Pennsylvania and a J.D. from Villanova Law School. We believe that Governor Rendell’sover thirty years of legal, political and management experience gained from serving in his capacities as the Governor of Pennsylvania and as the Mayor and District Attorney of Philadelphia, including his experience in overseeing the acquisition and management of Pennsylvania’s real estate development transactions, including various state hospitals, make him well qualified to serve as a member of our Board of Directors.

Scott J. Bowman was appointed as an independent director of our company in March 2012. Mr. Bowman was also appointed as an independent director of ARC Daily NAV and NYRR in August 2011. Mr. Bowman has over 20 years of experience in global brand and retail management in addition to retail store development. Mr. Bowman founded Scott Bowman Associates in May 2009 and has served as its Chief Executive Officer since such time. Scott Bowman Associates provides global management, business development, retail market and network strategies, licensing, strategic planning and international strategy and operations support to leading retailers and consumer brands. From May 2005 until September 2008, Mr. Bowman served as President of Polo Ralph Lauren International Business Development where he was also a member of the Executive Committee and Capital Committees. From June 2007 until September 2008, Mr. Bowman served as Chairman of Polo Ralph Lauren Japan. During his time with Polo Ralph Lauren, Mr. Bowman led the effort to transform the company’s business in Asia from a licensed structure to a direct, integrated subsidiary of Polo Ralph Lauren. The transformation included upgraded merchandising, marketing, store development processes, restructuring remaining partnership agreements as well as leading the effort to buy back control of key operating territories in Asia. From 2003 to 2005, Mr. Bowman served as Founder and Chief Executive Officer of Scott Bowman Associates International Retail Consultancy. From May 1998 until January 2003, Mr. Bowman served as an Executive Officer of two subsidiaries of LVMH Moet Hennessy Louis Vuitton. From February 2001 until January 2003, Mr. Bowman served as the Chief Executive Officer of Marc Jacobs Int’l. From May 1998 until January 2001, he was the Region President of Duty Free Shoppers. Mr. Bowman has been the Chairman of the Board of Colin Cowie Enterprises, a multi-platform digital events and lifestyle company, since its formation in March 2011. He was also a member of the boards of directors of Stewart Weitzman from February 2009 until April 2010 and The Health Back, a specialty and e-commerce retailer, from May 2004 until September 2007. Mr. Bowman received his B.A. from the State University of New York at Albany. We believe that Mr. Bowman’s extensive experience in global brand and retail management and retail store development make him well qualified to serve as a member of our board of directors.”

The Advisor

The following disclosure replaces in its entirety the table under the section entitled “The Advisor” on page 71 of the Prospectus.

“The officers and key personnel of our advisor are as follows:

Name	Age	Position(s)
Nicholas S. Schorsch	51	Chief Executive Officer
Edward M. Weil, Jr.	45	President, Chief Operating Officer, Treasurer and Secretary
Peter M. Budko	52	Executive Vice President
Brian S. Block	40	Executive Vice President and Chief Financial Officer

The backgrounds of Messrs. Schorsch, Budko, Block and Weil are described in the “Management — Executive Officers and Directors” section of this prospectus.”

The following disclosure replaces in its entirety the second sentence of the second paragraph under the section entitled, “The Advisor” on page 72 of the Prospectus.

“Each of the officers and key personnel, including Messrs. Schorsch and Weil, is currently expected to spend a significant portion of their time on our behalf but may not always spend a majority of their time on our behalf.”

Affiliated Companies

Property Manager

The following disclosure replaces in its entirety the fourth sentence of the first paragraph under the section entitled, “Property Manager” found on page 73 of the prospectus under the heading, “Affiliated Companies.”

“Edward M. Weil, Jr. serves as its president, chief operating officer, treasurer and secretary.”

Investment Decisions

The following disclosure replaces in its entirety the first sentence under the heading entitled, “Investment Decisions” on page 76 of the prospectus.

“The primary responsibility for the investment decisions of American Realty Capital Advisors III, LLC and its affiliates, the negotiation for these investments, and the property management and leasing of these investment properties resides with Nicholas S. Schorsch, Peter M. Budko, Brian Block and Edward M. Weil, Jr.”

Certain Relationships and Related Transactions

Advisory Agreement

The following disclosure replaces in its entirety the second sentence of the second paragraph under the section entitled, “Advisory Agreement” found on page 76 of the prospectus under the heading, “Certain Relationships and Related Transactions.”

“Edward M. Weil, Jr., our president, chief operating officer, treasurer and secretary is the president, chief operating officer, treasurer, and secretary of American Realty Capital Advisors III, LLC.”

Property Management Agreement

The following disclosure replaces in its entirety the fourth sentence under the section entitled, “Property Management Agreement” found on page 76 of the prospectus under the heading, “Certain Relationships and Related Transactions.”

“Edward M. Weil, Jr., our president, chief operating officer, treasurer and secretary, is the president, chief operating officer, treasurer and secretary of American Realty Capital Properties III, LLC.”

Dealer Manager Agreement

The following disclosure replaces in its entirety the third sentence of the section entitled, “Dealer Manager Agreement” found on page 77 of the Prospectus under the heading, “Certain Relationships and Related Transactions.”

“Nicholas S. Schorsch, our chief executive officer and chairman of our board of directors, and Edward M. Weil, Jr., our president, chief operating officer, treasurer and secretary, together indirectly own a majority of the ownership and voting interests of Realty Capital Securities, LLC.”

Conflicts of Interest

The following disclosure replaces in its entirety the second sentence of the first paragraph under the heading, “Conflicts of Interest” on page 92 of the Prospectus.

“Each of the officers and key personnel, including Messrs. Schorsch and Weil, is currently expected to spend a portion of their time on our behalf.”

The following disclosure replaces in its entirety the second paragraph on page 92 of the Prospectus under the heading, “Conflicts of Interest.”

“In addition, certain of our executive officers, Messrs. Schorsch and Weil also are officers of our advisor, our property manager, our dealer manager and other affiliated entities, including the advisor and property manager of other REITs sponsored by the American Realty Capital group of companies, many of which are in the development stage.”